

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2009

Via Facsimile and U.S. Mail
Keith S. Omsberg
Corporate Secretary
Tier Technologies, Inc.
10780 Parkridge Blvd.
Reston, VA 20191

Re: Tier Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2009
File No. 1-33475

Dear Mr. Omsberg:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed January 20, 2009

General

1. Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

2. Please provide a background discussion of the contacts the company has had with the insurgent group of investors during the time period leading up to the current solicitation. You should describe in sufficient detail whether the Board responded to contacts made by the Discovery Group and if material, the specifics of any

discussions between the parties.

"Who Will Bear the Cost of Soliciting Votes for the Annual Meeting…", page 6

3.   We note that you intend to solicit proxies via mail, personally, telephonically, via
        Internet or facsimile. Please be advised that all written soliciting materials,
        including any e-mails or scripts to be used in soliciting proxies must be filed
        under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b)
        and (c). Please confirm your understanding.

"How Can I Find Tier's Proxy Materials and Annual Report on the Internet…," page 3

4.   Please confirm that you will post the current year's proxy materials on a specified,
        publicly-accessible Internet Web site (other than the Commission's EDGAR Web
        site). Refer to Release 34-56135 available at
        http://www.sec.gov/rules/final/2007/34-56135.pdf. In this regard, we note the
        notice that you incorporate in the proxy materials references a website address
        that contains information pertaining to the 2008 Annual Meeting. Please confirm
        that you will update this site accordingly.

"What Vote is Needed to Elect the Directors…," page 6

5.   We refer you to the Form 8-K filed on January 22, 2009. In light of the contested
        nature of the current election, provide further clarity in your proxy regarding the
        consequences of the amendment to the by-laws relating to cumulative voting. For
        example, please revise your description of the effect of the cumulative voting
        procedures to address the revised provisions in Section 2.7 and provide
        hypothetical examples.

6.   We note Tier's belief that proxy holders will have the discretionary authority to
        cumulate votes to the extent the security holder does not specify how votes are to
        be cumulated among the Board's nominees. The source of legal authority to
        support this belief appears to be a source other than the federal securities laws.
        Consistent with the requirements of Item 6(c) of Schedule 14A, supplement your
        disclosure to provide more information about cumulative voting rights such as the
        conditions precedent to the exercise of such rights and the legal authority upon
        which the proxy holders would rely to cumulate votes under certain
        circumstances. Please consider revising the form of proxy to include a proposal
        that, if approved, will provide the proxy holders with the authority to cumulate
        votes. In addition, disclose in the proxy statement the number of votes required in
        order for the proposal to be approved. See Item 21(a) of Schedule 14A.

Proposal Three: Shareholder Proposal, page 42

7.   Your disclosure implies that the Board believed an amendment to the rights plan
        was necessary in order to safeguard against a "partial offer, two-tiered tender
        offer…, creeping acquisition" and/or other tactics that hostile bidders could
        employ. Please revise to describe briefly how these tactics work and the basis for
        the Board's belief that the amendment to the rights plan helps to better safeguard
        against such tactics.

8.   Support for each statement or assertion of opinion or belief must be self-evident,
        disclosed in the proxy materials, or provided to the staff on a supplemental basis.
        Provide us with support for the statements you make with respect to the following
        statements:

        •   "[s]imilar [rights] plans are in effect at approximately 1,200 public
                companies…";

        •   "[m]erger and acquisition activity over the last 15 years shows that plans
                similar to Tier's …neither prevent unsolicited offers from occurring nor
                prevent companies from being acquired at prices that are fair and adequate
                to shareholders…"; and;

        •   "empirical evidence suggests that rights plans serve their principal
                objectives: protection against inadequate offers …increased bargaining
                power, resulting in higher value for shareholders…"

        Where the basis of support are other documents, such as the J. P. Morgan,
        Investor Responsibility Research Center and Georgeson & Company reports that
        you reference, provide either complete copies of the documents or sufficient
        pages of information so that we can assess the context of the information upon
        which you rely. Mark any supporting documents provided to identify the specific
        information relied upon, such as quoted statements, financial statement line items,
        press releases, and mathematical computations, and identify the sources of all data
        utilized.

9.   Please provide support for the assertions you make regarding the "significant"
        costs associated with special meetings by providing quantifiable information
        regarding such costs as compared to the costs the company historically on average
        has incurred for annual and special meetings.

10.   You make a general assertion regarding rights plans' benefits. Please revise to
        make clear that although you believe that rights plans provide such benefits, there
        is no guarantee that Tier's specific rights plan, as amended, will produce similar
        results.

Appendix A

11.   Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to

Mr. Keith S. Omsberg
Tier Technologies, Inc.
January 23, 2009
Page 5

Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Attorney Advisor
                        Office of Mergers and Acquisitions